SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 8, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release
January 8, 2004

TeliaSonera Finland’s purchase offer for shares of the mother company of the Auria Group widely accepted

The arrangement whereupon TeliaSonera Finland purchases the shares of Loimaan Seudun Puhelin Oy, mother company of the Auria Group, will create synergy and volume benefits as well as strengthen TeliaSonera Finland ´s customer orientation and competitive capacity, and will also increase the efficiency in the company.

As TeliaSonera Finland Oyj’s purchase offer for the shares of Loimaan Seudun Puhelin Oy terminated on December 30, 2003, TeliaSonera Finland had received notifications of acceptance from shareholders representing 41.2 per cent of the share capital of Loimaan Seudun Puhelin. Including the 55.0 per cent previously owned by TeliaSonera Finland, the company now holds 96.2 per cent of the shares of Loimaan Seudun Puhelin.

Consequently, TeliaSonera Finland now has a redemption right and commitment according to the Companies Act in respect of the remaining shares. The redemption procedure starts in the first half of 2004. A trustee will be appointed to represent the minority shareholders’ interests. The trustee will be appointed by a court of law by the application of Loimaan Seudun Puhelin. According to the Companies Act, the redemption price shall be equivalent to the current price.

TeliaSonera Finland announced on September 17, 2003 that it intends to acquire full ownership in the Auria Group, a Finnish telecom operator in the Southwest of Finland. The Auria Group consists of Loimaan Seudun Puhelin Oy and its subsidiary Turun Puhelin Oy, both of which use the Auria brand. The Auria Group has 130,000 fixed customers in Southwest Finland. In consequence to the business deal, about 21,000 TeliaSonera Finland’s consumer customers and 9,400 SME customers became Auria’s customers. During 2002, the Auria Group’s revenues were EUR 133 million, EBITDA was EUR 45 million, CAPEX was EUR 12 million, and the Group had 719 employees.

TeliaSonera Finland’s purchase offer was directed at all shares in Loimaan Seudun Puhelin that had been issued before the last day of validity of the offer and that were not owned by TeliaSonera Finland. The period of offer was from October 1, 2003 to December 30, 2003. The price offered was EUR 4,400 per share.

Loimaan Seudun Puhelin Oy and its fully-owned subsidiary Turun Puhelin Oy will combine on April 1, 2004 to form Auria Oy. The aim in the structural and ownership arrangements is to create a strong regional player that will combine local customer knowledge with national services and operations models. Auria Oy and TeliaSonera Finland are a good match, as they both focus on profitable growth and customer driven operations.

_______________________________________________
For further information journalists can contact:
Jyrki Karasvirta, Vice President, Communications and Brand Marketing, TeliaSonera Finland
tel. +358 2040 63353, e-mail: jyrki.karasvirta@teliasonera.com

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003 TeliaSonera had 11,558.000 mobile customers and 8,025,000 fixed customers and 1,555,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-September 2003 amounted SEK 60,7 billion (EUR 6.8 billion). The number of employees was 26,216.